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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Sells 4 More Legacy 650E Business Jets to Air Hamburg

Geneva, Switzerland, May 29, 2018 – Embraer announced today a new purchase agreement with Air Hamburg for four more Legacy 650E business jets. The agreement was announced on the opening day of the 18th European Business Aviation Convention and Exhibition (EBACE) in Geneva, Switzerland. With this additional order, the Germany-based business charter operator, which serves European, Russian and Middle East destinations, will expand its Embraer flagship fleet to 17 aircraft (15 Legacy 600/650 and two Phenom 300). Air Hamburg is the world’s largest operator of the Legacy 600/650 aircraft models. The delivery of these aircraft is expected to begin in the second quarter of 2018 and continue at a rate of one per quarter through the first quarter of 2019. The contract has a value of USD 103.6 million, based on current list prices, and will be included in the Company’s 2018 second-quarter backlog.

“As the global launch customer of the Legacy 650E, Air Hamburg has proven the success of the aircraft in delivering a superior customer experience,” said Michael Amalfitano, President & CEO, Embraer Executive Jets. “We are proud to support the continued growth of Air Hamburg’s flagship fleet, which reaffirms the value of our partnership and of the Legacy 650E.”

“Our partnership with Embraer dates back to 2013 with our first Legacy 600. With this additional order, we are eager to grow our Embraer fleet by 30% to meet market demand for these popular aircraft,” says Simon Ebert, Owner of Air Hamburg. “The premium comfort of the Legacy 650E’s three cabin zones and the convenience of all the amenities, the reliability, performance and generous baggage allowance help drive the satisfaction of our customers.”

With more than 70 aircraft in operation in Europe and over 260 aircraft worldwide, the Legacy 600/650/650E is based on a proven platform with over 25 million hours flown. The Legacy 650E is the first and only aircraft to offer a 10-year or 10,000-flight hour warranty for systems and components (OEM and supplier), matching the warranty period to that of the airframe. The Legacy 650E offers three distinct cabin zones, with the largest cabin, galley, lavatory, and baggage compartment in its class.

About Air Hamburg

Air Hamburg was established in 2006 by the young entrepreneurs Floris Helmers and Alexander Lipsky, after managing their Hamburg based flight school Flugschule Hamburg since 2001. A personal touch expressed by the slogan “Simply Personal” is the trademark of the aviation school and the airline. Both founders can still be found working as instructors and pilots.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Air Hamburg is focused on the following mission as basis for further expansion: Youngest fleet, no owners’ approval, and 100% crewed aircraft guarantee highest availability. The airline with 28 business jets by end of 2018 generated a turnover of EUR 123 million in 2017, with more than 300 employees.

The 28 jets with open base are available for flexible flights, 365 days a year, 24/7 due to a Dispatch and Sales team working in 3 shifts around the clock. The cockpit crews are simulator trained and fully customer minded. In the cabin, the highest level of service and catering can be guaranteed due to well-trained cabin service representatives.

For more information concerning the AIR HAMBURG group, please visit: air-hamburg.com

About the Legacy 650E

The large Legacy 650E comfortably carries up to 14 passengers with privacy in three distinct cabin zones with premium acoustic comfort. In addition to the best-in-class galley and a fully accessible in-flight baggage compartment that is larger than most ultra-long-range business jets, the aircraft may be configured with up to two lavatories. The Legacy 650E features internet connectivity and the latest generation in full HD in-flight entertainment, with Honeywell’s Ovation Select entertainment and cabin management system. The aircraft has a range of 3,900 nautical miles (7,223 kilometers) with four passengers, with NBAA IFR fuel reserves, which means that the aircraft can fly nonstop from Geneva, Switzerland to Boston, United States, or Mumbai, India.

The Legacy 650E is the first aircraft to offer a 10-year or 10,000-flight hour warranty for systems and components (OEM and supplier), matching the warranty period to that of the airframe. This is now the longest warranty in the industry. The interior warranty remains the same at 2 years, as does exterior paint at 2 years or 1,000 hours, engines at 5 years or 2,500 hours, APU at 5 years, 3,000 hours or 6,000 cycles, and avionics at 5 years or 5,000 hours.

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, among the broadest in the market, consists of the entry-level Phenom 100EV and the light Phenom 300E jet, the medium cabin Legacy 450 and Legacy 500, the large Legacy 650E, and the ultra-large Lineage 1000E. Embraer Executive Jets’ global fleet exceeds 1,200 aircraft, which are in operation in more than 70 countries and are supported by the Company’s global Customer Support and Services network of over 70 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil. For more information, visit www.EmbraerExecutiveJets.com.

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2018

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer